AB 3/9

KH 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2011
WASH. D.C.
200 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[illegible] 8-50767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 8, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cornerstone Institutional Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

74 West Broad Street, Suite 340
(No. and Street)

Bethlehem, (City) PA (State) 18018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Humphrey, Financial & Operations Principal 1-610-694-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 3100, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11018890

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/15/11

OATH OR AFFIRMATION

I, Malcolm L. Cowen II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Institutional Investors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/25/11

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Tiffany A. Gilbert - Notary Public
Bethlehem Twp., Northampton County
MY COMMISSION EXPIRES FEB. 04, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of CII Holding Company)

December 31, 2010

Contents

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Cornerstone Institutional Investors, Inc.

We have audited the accompanying statement of financial condition of Cornerstone Institutional Investors, Inc. (a wholly owned subsidiary of CII Holding Company) (a Pennsylvania corporation) (the "Company"), as of December 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the period from April 8, 2010 through December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cornerstone Institutional Investors, Inc., as of December 31, 2010, and the results of its operations and cash flows for the period from April 8, 2010 through December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 24, 2011

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of CII Holding Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

ASSETS	
Cash	$ 295,231
Deposits with clearing organization	179,001
Commissions and advisory fees receivable	137,122
Deposits	13,689
Security deposits	4,380
Property and equipment, net	10,018
Identifiable intangible assets, net	656,609
Total assets	$ 1,296,050

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 248,546
Commissions payable, affiliate	39,190
Unearned advisory fees	24,996
Total liabilities	312,732
STOCKHOLDERS' EQUITY	
Common stock, authorized 1,000 shares of $0.01 par value; issued shares - 100	1
Additional paid-in capital	1,030,473
Retained earnings (deficit)	(47,156)
Total stockholders' equity	983,318
Total liabilities and stockholders' equity	$ 1,296,050

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of CII Holding Company)

STATEMENT OF OPERATIONS

Period from April 8, 2010 through December 31, 2010

REVENUES	
Commission/advisory income	$ 3,235,357
Interest income	20
Total revenues	3,235,377
EXPENSES	
Commissions	1,957,177
Affiliate reimbursements	887,175
Professional fees	142,432
Rent	31,686
Insurance	22,348
Office supplies and expenses	23,232
Regulatory fees and expenses	13,551
Occupancy/equipment expenses	19,267
Depreciation of office equipment	3,000
Postage	4,260
Computer expense	6,964
Mercantile and other taxes	541
Telephone	11,563
Marketing expense	6,373
Amortization expense	67,925
Auto expense	9,183
Travel expense	20,303
Miscellaneous	55,553
Total expenses	3,282,533
NET LOSS	$ (47,156)

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of CII Holding Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Period from April 8, 2010 through December 31, 2010

	Common stock		Additional paid-in capital	Retained earnings (deficit)	Total
	Shares	Amount			
BALANCES, BEGINNING	100	$ 1	$ 305,939	$ -	$ 305,940
Acquisition push-down accounting	-	-	724,534	-	724,534
Net loss	-	-	-	(47,156)	(47,156)
BALANCES, DECEMBER 31, 2010	100	$ 1	$ 1,030,473	$ (47,156)	$ 983,318

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of CII Holding Company)

STATEMENT OF CASH FLOWS

Period from April 8, 2010 through December 31, 2010

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net loss	$ (47,156)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	70,925
Changes in (net of acquisition)	
Commissions receivable	(8,428)
Deposits	(13,689)
Other assets	23,969
Accounts payable	119,184
Commissions payable, affiliate	30,165
Unearned advisory fees	704
Net cash provided by operating activities	175,674
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of equipment	(1,402)
Net cash used in investing activities	(1,402)
NET INCREASE IN CASH	174,272
CASH, BEGINNING OF PERIOD	299,960
CASH, END OF PERIOD	$ 474,232

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

On April 8, 2010, CII Holding Company ("CHC") acquired all of the outstanding stock of Cornerstone Institutional Investors, Inc. ("CII" or the "Company"), a Pennsylvania corporation, from Harleysville National Corporation.

The Company operates as a "fully-disclosed introducing general securities" broker/dealer and registered investment advisor. CII does business in the following products:

- 401(k) Compensation Plans
- Mutual Funds, including 529 Plans
- Equities
- Variable Life/Annuity Contracts
- Investment Supervisory and Advisory Services

The Company is registered as a broker/dealer and a registered investment advisor with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") (formerly known as the National Association of Securities Dealers, Inc.) and is registered in 25 states.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Revenue Recognition

Commission income on securities transactions is recorded on a settlement date basis, referral fees are recognized as income when received, and advisory fees are recorded as income in the period in which they are earned.

4. Advertising

The Company expenses all advertising costs as paid or incurred the first time. The amount of advertising expensed from April 8, 2010 through December 31, 2010 is $6,373.

5. Income Taxes

The Company qualifies as an S corporation for federal and state income tax purposes. Accordingly, the Company's results of operations are reflected in the stockholders' tax returns; there is no provision for income tax in the accompanying financial statements.

(Continued)

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

7. Cash and Cash Equivalents

For reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits with banks. The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal. Interest-bearing deposits in other financial institutions consist of short-term investments generally having maturities of less than 90 days.

8. Property and equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over estimated lives of 3 years. All ordinary maintenance and repair expenditures are charged to expense when incurred. Extraordinary repairs, which materially extend the life of the property, will be capitalized and depreciated. Depreciation expense from April 8, 2010 through December 31, 2010 is $3,000.

9. Goodwill and Intangible Assets

The intangible assets consist of $656,609, net of accumulated amortization in a customer list intangible. Amortization of the identifiable intangibles for the Company totaled $67,925 from April 8, 2010 through December 31, 2010. Identifiable intangible assets with finite useful lives are amortized on the sum of the year's basis over their estimated lives.

NOTE B - COMMISSIONS AND ADVISORY FEES RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid customer commissions through the clearing broker for all transactions executed by the Company's customers. In addition, the Company receives commissions from insurance companies for the sale of variable life and annuity contracts. The advisory fees are asset-based fees deducted from the Company's clients' investment accounts by the custodian of the clients' investments. The fees are forwarded to the Company by the custodian of the clients' assets. There may be some advisory fees that are billed directly to the client upon the client's request. The commissions and advisory fees receivable are reported in the month they are earned at amounts the Company expects to collect based on the asset values of the accounts. The commissions and advisory fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C - INTANGIBLE ASSETS

On April 8, 2010, CHC acquired all of the outstanding stock of CII from Harleysville National Corporation for a purchase of $600,000. The acquisition was accounted for using the acquisition method of accounting. The fair value of assets acquired and liabilities assumed totaled $1,030,473, inclusive of the fair value of a customer list intangible asset of $724,534, which was recorded through the statement of changes in stockholders' equity of CII in push-down accounting. As of December 31, 2010, identifiable intangible assets consist of a customer list with a gross carrying amount of $724,534, accumulated amortization of $67,925 and a net balance of $656,609. Amortization expense from April 8, 2010 through December 31, 2010 was $67,925. The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year	Amount
2011	$ 86,038
2012	80,001
2013	73,963
2014	67,925
2015	61,887
Thereafter	286,795
Total	$ 656,609

NOTE D - RELATED PARTY TRANSACTIONS

The Company leases its employees from a related entity, Cornerstone Benefits, Inc. ("CBI") based upon a percentage usage calculation performed annually. All payroll related costs such as net payroll, payroll taxes, workers' compensation insurance, health insurance, group term life insurance and 401(k) plan is paid by CBI and billed to CII. The total amount reimbursed was $887,175 from April 8, 2010 through December 31, 2010.

The Company entered into an agreement with Cornerstone Financial Consultants, Ltd. ("CFC") whereby the Company has agreed to forward all commissions, net of a 15% processing charge, paid to the Company by its various insurance carriers for the sale and renewal of variable life insurance products. Additionally, CII should make payment of 100% on non-variable commissions received by the Company to CFC if sold by an insurance agent for both CFC and CII and underwritten through CII. The total non-variable life commissions paid to CFC from April 8, 2010 through December 31, 2010 was $10,238.

Effective May 1, 2010, an addendum was made to the agreement that changed the 15% processing fee to 5% for CII. Total variable life commissions paid to the affiliate from April 8, 2010 through December 31, 2010 were $1,864,815, with a payable due to the affiliate of $39,190.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010

NOTE E - NET CAPITAL REQUIREMENT

CII is subject to the US Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $176,725, which was $126,725 in excess of its required net capital of $50,000. CII's ratio of aggregate indebtedness to net capital was 1.77 to 1 at December 31, 2010.

NOTE F - EXEMPTIVE PROVISION OF RULE 15c3-3

CII does not carry security accounts for customers or perform custodial functions relating to customer securities, and since it does not control, possess or put at risk any customers' funds or securities, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the provisions of Rule 15c3-3, which otherwise requires disclosure of the "Computation for Determination for Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

NOTE G - COMMITMENTS

The Company and its related entity Cornerstone Advisors Asset Management, Inc. ("CAAM") have signed a lease agreement with Liberty Property Limited Partnership for the rent of its offices. The lease expires September 2013. CII pays thirty-five percent of the monthly rent payments, equaling $3,596. The Company paid a security deposit to Liberty Property Limited Partnership of $4,380.

Future minimum lease payments for office facilities as of December 31, 2010 are as follows:

Period ending December 31,	Tenant lease	Company portion
2011	$ 124,216	$ 44,660
2012	127,942	44,780
2013	98,100	34,335

In addition, the lease calls for payments of estimated operating expenses for each year for the term of the lease. Total rent expense amounted to $31,686 from April 8, 2010 through December 31, 2010, which is recorded using the straight-line method over the life of the lease.

The Company leases an automobile under an operating lease. The monthly lease payment is $669 over a period of thirty-six months. The expense under this lease is included in the automotive account from April 8, 2010 through December 31, 2010.

Lease commitments as of December 31, 2010 are as follows:

Period ending December 31,	Automobile lease
2011	$ 7,359

NOTE H - CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash balances in excess of federally insured amounts and trade accounts receivable. Periodically, the Company had amounts on deposit which exceeded the federally insured limit of $250,000. At December 31, 2010, the bank balance was $295,231. The bank balance is categorized as follows:

Amount insured by FDIC	$ 250,000
Uninsured	45,231
Total bank balance	$ 295,231

The Company has not experienced any losses as a result of these uninsured balances.

Concentration of credit risk with respect to trade receivables is limited due to the number of customers comprising the Company's customer base.

NOTE I - SUBSEQUENT EVENTS

On January 3, 2011, CII discontinued its broker/dealer services and has entered into an agreement with a third party to provide such services for its customers. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2011, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of CII Holding Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2010

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 983,318
Less non-allowable assets	
Commissions and fees receivable	121,897
Identifiable intangible assets, net	656,609
Other assets	28,087
Total non-allowable assets	806,593
NET CAPITAL	$ 176,725

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	
Accounts payable	$ 248,405
Commissions payable	39,331
Unearned advisory fees	24,996
Total aggregate indebtedness liabilities	312,732
TOTAL AGGREGATE INDEBTEDNESS	$ 312,732

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$ 50,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 20,849
REQUIRED CAPITAL	$ 50,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 126,725
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.77

No material differences exist between the above computation and the computation included in the company's unaudited Form X-17A-5 Part II A quarterly filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

Not applicable.

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii). The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of CII Holding Company)

December 31, 2010

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Cornerstone Institutional Investors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Cornerstone Institutional Investors, Inc. and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the period January 1, 2010 through December 31, 2010, noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments, noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 24, 2011